Exhibit 3.2.1

Amendment to the By-Laws of

Ingles Markets, Incorporated

WHEREAS, the Board of Directors of Ingles Markets, Incorporated (the “Company”) has determined that Section 8.7 of the Company’s By-Laws is not a provision typically found in the by-laws of public companies and that such provision is not required by North Carolina law; and

WHEREAS, the Board of Directors has determined that it is in the best interests of the Company and its shareholders to remove Section 8.7 of the Company’s By-Laws:

NOW, THEREFORE, the Company’s By-Laws are hereby amended to remove Section 8.7 in its entirety, and the remainder of the By-Laws shall remain unchanged and in full force and effect.